UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

(Name of Issuer)

Texas Pacific Land Corporation

(Title of Class of Securities)

Common Stock

(CUSIP Number)

88262P102

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

(Date of Event which Requires Filing of this Statement)

January 31, 2022

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Horizon Kinetics Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,515,452

8. Shared Voting Power

9. Sole Dispositive Power
1,515,452

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,515,452
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
19.56
14. Type of Reporting Person
IA

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock ("Shares") of Texas Pacific Land Corporation ("TPL").  The address of TPL's principal executive office is 1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Horizon Kinetics Asset Management LLC ("Horizon") a Delaware limited liability company and a wholly owned subsidiary of Horizon Kinetics LLC (collectively, "Horizon Kinetics"). Horizon Kinetics maintains a principal business address of 470 Park Avenue South, New York, New York 10016.  Neither Horizon Kinetics nor any of its executive officers have, in the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Horizon Kinetics, through its registered investment adviser, Horizon, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in TPL.  In addition, Horizon Kinetics and its principals maintain ownership of TPL by virtue of investments in certain accounts, including proprietary accounts.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Horizon Kinetics has acquired Shares of TPL for investment purposes from time to time for more than twenty years on behalf of both its clients as well as its own interest.  Horizon Kinetics used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase shares for its proprietary accounts, which has included funds deposited by its personnel.

ITEM 4. PURPOSE OF TRANSACTION

Horizon Kinetics has purchased Shares for investment purposes and may purchase additional shares for the same purpose.

On January 11, 2021, in accordance with the plan of corporate reorganization approved on March 20, 2020 by the Trustees of Texas Pacific Land Trust (the "Trust") to reorganize the Trust into Texas Pacific Land Corporation ("TPL Corporation"), a wholly owned subsidiary of the Trust, the Trust distributed all of the shares of common stock, par value $0.01, of TPL Corporation to holders of Shares, on a pro rata basis in accordance with their interests in the Trust. In connection therewith, Murray Stahl CEO and CIO of Horizon Kinetics was appointed to the Board as of the same date. Pursuant to the Stockholders' Agreement dated June 11, 2020, Horizon Kinetics has agreed to vote all of their shares of common stock at each annual or special meeting of stockholders (or in any action by written consent of stockholders) of TPL in accordance with the Board's recommendations, subject to certain exceptions (see, https://www.sec.gov/Archives/edgar/data/97517/000121390020014919/ea122864ex10-1_texas.htm)

Horizon Kinetics intends to review their investment in the Shares on a continuing basis. Depending on various factors including, without limitation, TPL's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Horizon Kinetics may in the future take such actions with respect to their investment in TPL as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Percentages of the Shares outstanding reported are calculated based upon the 7,746,356 Shares outstanding as of November 29, 2021, as reported in Texas Pacific Land Corporation's current Form 8-K for the  period ended December 29, 2021, filed by TPL with the SEC on January 5, 2022.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 25,348 Shares of TPL held personally by senior portfolio managers of Horizon Kinetics. The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.  Transactions effected by Horizon in the last 60 days are as listed below.  All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Kinetics Asset Management LLC	12/3/2021	BUY	78	1206.43
Horizon Kinetics Asset Management LLC	12/3/2021	SALE	159	1205.66
Horizon Kinetics Asset Management LLC	12/6/2021	BUY	27	1262.10
Horizon Kinetics Asset Management LLC	12/6/2021	SALE	111	1263.61
Horizon Kinetics Asset Management LLC	12/7/2021	BUY	25	1324.68
Horizon Kinetics Asset Management LLC	12/7/2021	SALE	107	1324.51
Horizon Kinetics Asset Management LLC	12/8/2021	BUY	24	1288.16
Horizon Kinetics Asset Management LLC	12/8/2021	SALE	108	1288.57
Horizon Kinetics Asset Management LLC	12/9/2021	BUY	28	1266.34
Horizon Kinetics Asset Management LLC	12/9/2021	SALE	107	1266.34
Horizon Kinetics Asset Management LLC	12/10/2021	BUY	25	1267.45
Horizon Kinetics Asset Management LLC	12/10/2021	SALE	105	1267.96
Horizon Kinetics Asset Management LLC	12/13/2021	BUY	38	1247.73

Horizon Kinetics Asset Management LLC	12/13/2021	SALE	119	1245.48
Horizon Kinetics Asset Management LLC	12/14/2021	BUY	28	1232.05
Horizon Kinetics Asset Management LLC	12/14/2021	SALE	210	1225.10
Horizon Kinetics Asset Management LLC	12/15/2021	BUY	38	1246.49
Horizon Kinetics Asset Management LLC	12/15/2021	SALE	458	1204.75
Horizon Kinetics Asset Management LLC	12/16/2021	BUY	42	1234.50
Horizon Kinetics Asset Management LLC	12/16/2021	SALE	126	1234.50
Horizon Kinetics Asset Management LLC	12/17/2021	BUY	26	1206.73
Horizon Kinetics Asset Management LLC	12/17/2021	SALE	114	1206.73
Horizon Kinetics Asset Management LLC	12/20/2021	BUY	45	1207.94
Horizon Kinetics Asset Management LLC	12/20/2021	SALE	132	1209.94
Horizon Kinetics Asset Management LLC	12/21/2021	BUY	26	1261.37
Horizon Kinetics Asset Management LLC	12/21/2021	SALE	119	1260.11
Horizon Kinetics Asset Management LLC	12/22/2021	BUY	26	1229.80
Horizon Kinetics Asset Management LLC	12/22/2021	SALE	123	1229.80

Horizon Kinetics Asset Management LLC	12/23/2021	BUY	43	1239.57
Horizon Kinetics Asset Management LLC	12/23/2021	SALE	230	1234.32
Horizon Kinetics Asset Management LLC	12/27/2021	BUY	48	1279.41
Horizon Kinetics Asset Management LLC	12/27/2021	SALE	158	1283.58
Horizon Kinetics Asset Management LLC	12/28/2021	BUY	41	1263.21
Horizon Kinetics Asset Management LLC	12/28/2021	SALE	148	1263.21
Horizon Kinetics Asset Management LLC	12/29/2021	BUY	28	1252.60
Horizon Kinetics Asset Management LLC	12/29/2021	SALE	138	1251.91
Horizon Kinetics Asset Management LLC	12/30/2021	BUY	47	1245.98
Horizon Kinetics Asset Management LLC	12/30/2021	SALE	154	1245.98
Horizon Kinetics Asset Management LLC	12/31/2021	BUY	45	1248.87
Horizon Kinetics Asset Management LLC	12/31/2021	SALE	152	1248.87
Horizon Kinetics Asset Management LLC	1/3/2022	BUY	26	1274.14
Horizon Kinetics Asset Management LLC	1/3/2022	SALE	151	1272.44
Horizon Kinetics Asset Management LLC	1/4/2022	BUY	28	1292.11

Horizon Kinetics Asset Management LLC	1/4/2022	SALE	137	1292.97
Horizon Kinetics Asset Management LLC	1/5/2022	BUY	25	1257.09
Horizon Kinetics Asset Management LLC	1/5/2022	SALE	136	1257.09
Horizon Kinetics Asset Management LLC	1/6/2022	BUY	40	1257.91
Horizon Kinetics Asset Management LLC	1/6/2022	SALE	151	1257.91
Horizon Kinetics Asset Management LLC	1/7/2022	BUY	56	1260.10
Horizon Kinetics Asset Management LLC	1/7/2022	SALE	182	1259.55
Horizon Kinetics Asset Management LLC	1/10/2022	BUY	25	1212.95
Horizon Kinetics Asset Management LLC	1/10/2022	SALE	136	1213.07
Horizon Kinetics Asset Management LLC	1/11/2022	BUY	22	1221.60
Horizon Kinetics Asset Management LLC	1/11/2022	SALE	133	1221.60
Horizon Kinetics Asset Management LLC	1/12/2022	BUY	39	1225.84
Horizon Kinetics Asset Management LLC	1/12/2022	SALE	153	1223.29
Horizon Kinetics Asset Management LLC	1/13/2022	BUY	40	1127.88
Horizon Kinetics Asset Management LLC	1/13/2022	SALE	165	1139.16

Horizon Kinetics Asset Management LLC	1/14/2022	BUY	71	1116.95
Horizon Kinetics Asset Management LLC	1/14/2022	SALE	181	1111.28
Horizon Kinetics Asset Management LLC	1/18/2022	BUY	69	1067.33
Horizon Kinetics Asset Management LLC	1/18/2022	SALE	169	1067.40
Horizon Kinetics Asset Management LLC	1/19/2022	BUY	40	1061.52
Horizon Kinetics Asset Management LLC	1/19/2022	SALE	149	1059.46
Horizon Kinetics Asset Management LLC	1/20/2022	BUY	70	1020.91
Horizon Kinetics Asset Management LLC	1/20/2022	SALE	191	1013.38
Horizon Kinetics Asset Management LLC	1/21/2022	BUY	36	1005.77
Horizon Kinetics Asset Management LLC	1/21/2022	SALE	134	1003.35
Horizon Kinetics Asset Management LLC	1/24/2022	BUY	64	1021.20
Horizon Kinetics Asset Management LLC	1/24/2022	SALE	162	1039.27
Horizon Kinetics Asset Management LLC	1/25/2022	BUY	57	1044.76
Horizon Kinetics Asset Management LLC	1/25/2022	SALE	157	1044.45
Horizon Kinetics Asset Management LLC	1/26/2022	BUY	28	1026.32

Horizon Kinetics Asset Management LLC	1/26/2022	SALE	126	1023.92
Horizon Kinetics Asset Management LLC	1/27/2022	BUY	25	1010.95
Horizon Kinetics Asset Management LLC	1/27/2022	SALE	133	1008.67
Horizon Kinetics Asset Management LLC	1/28/2022	BUY	41	1034.23
Horizon Kinetics Asset Management LLC	1/28/2022	SALE	139	1034.84
Horizon Kinetics Asset Management LLC	1/31/2022	BUY	45	1067.14
Horizon Kinetics Asset Management LLC	1/31/2022	SALE	139	1075.00

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Stockholders' Agreement dated June 11, 2020, Horizon Kinetics has agreed to vote all of their shares of common stock at each annual or special meeting of stockholders (or in any action by written consent of stockholders) of TPL in accordance with the Board's recommendations, subject to certain exceptions (see, https://www.sec.gov/Archives/edgar/data/97517/000121390020014919/ea122864ex10-1_texas.htm)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2022

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC
Horizon Kinetics Asset Management LLC